UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registration (“NIRE”) # 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON MAY 28, 2013

DATE, TIME, AND PLACE:

May 28, 2013, at 11 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company” or “Santander”).

ATTENDANCE:

The totality of the Company´s Board of Directors members, as follows: Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; Mr. Marcial Angel Portela Alvarez – Vice Chairman of the Board of Directors; and Messrs. Conrado Engel, José de Paiva Ferreira, José Manuel Tejon Borrajo and José Roberto Mendonça de Barros, and Mrs. Marília Artimonte Rocca and Viviane Senna Lalli – Directors, and by videoconference, Mr. José Antonio Alvarez Alvarez – Director.

CALL NOTICE:

The Meeting was duly convened as provided for in article 16 of the Company´s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company´s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Celso Clemente Giacometti, who invited Mr. Marco Antônio Martins de Araújo Filho, Company´s Vice-President Executive Officer, to act as the Secretary.

AGENDA:
(a) to appoint the members of the Appointment and Compensation, Corporate Governance and Sustainability and Risks Committees for a new term of office, and (b)  to approve the annual remuneration for such committees.

RESOLUTIONS TAKEN:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors’ signatures.

Afterwards, proceeding to the item of the Agenda, after examination and discussion of such matter, the Company´s Board of Directors, unanimously and without any restrictions:

(a)       Appointed, with the abstention of Mr. Celso Clemente Giacometti and José Roberto Mendonça de Barros, in accordance with Article 14, paragraph 6 of the Company´s Bylaws and the favorable recommendation of the Appointment and Compensation Committee:

(a.1)as members of the Appointment and Compensation Committee, an advisory body to the Board of Directors, without decision powers, for a term of office effective until the first meeting of the Board of Directors held after the Annual General Meeting 2015: Mr. Celso Clemente Giacometti, Brazilian, married, business administrator, bearer of Identity Card RG # 3.179.758-1 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”)   029.303.408-78, resident and domiciled in the city of São Paulo - SP, with offices at Avenida Vereador José Diniz, No. 3725 – 6th floor, São Paulo - SP, Mrs. Viviane Senna Lalli, Brazilian, widow, businesswoman, bearer of Identity Card CI / RG # 7.538.713-X - SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) 077.538.178-09, resident and domiciled in São Paulo - SP, with offices at Rua Dr. Olavo Egidio, 287 – 16th floor, São Paulo - SP, and Eduardo Nunes Gianini, Brazilian, married, consultant, bearer of Identity Card RG # 6408968-7 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”), resident and domiciled in the city of Santo André - SP, with offices at Rua das Figueiras, No. 550/51, Jardim. The members of the Appointment and Compensation Committeeherein named said they are not involved in crime provided for in the law that would prevent them from exercising commercial activities, particularly those mentioned in § 1°, of Article 147 of the Corporation Law, as well as meet the requirements set forth in Resolution No. 3,921, of November 25, 2010, of the Brazilian National Monetary Council. Mr. Celso Clemente Giacometti will act as coordinator of this committee;

(a.2)as members of the Corporate Governance and Sustainability Committee, an advisory body to the Board of Directors, without decision powers, for a term of office effective until the first meeting of the Board of Directors held after the Annual General Meeting 2015: Mr. Celso Clemente Giacometti, Brazilian, married, business administrator, bearer of Identity Card RG # 3.179.758-1 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”)   029.303.408-78, resident and domiciled in the city of São Paulo - SP, with offices at Avenida Vereador José Diniz, No. 3725 – 6th floor, São Paulo - SP, Mr. Gilberto Mifano, Brazilian, married, business administrator, bearer of Identity Card RG # 3722086 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”)   566.164.738-72, resident and domiciled in São Paulo - SP, with offices at Avenida Presidente Juscelino Kubitschek, No. 2235, São Paulo - SP, José Luciano Duarte Penido, Brazilian, married, engineer, bearer of Identity Card RG # M-3.764.122 SSP/ MG, registered with the Individual Taxpayers’ Roll (“CPF/MF”)   091.760.806-25, resident and domiciled in São Paulo - SP, with offices at Avenida Presidente Juscelino Kubitschek, 2041 and No. 2235 - Bloco A - Vila Olímpia - São Paulo - SP, Mrs. Marilia Artimonte Rocca, Brazilian, legally separated, business administrator, bearer of Identity Card RG # 24.938.902-2 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) 252.935.048-51, resident and domiciled in São Paulo - SP, with offices at Avenida Presidente Juscelino Kubitschek, 2041 and No. 2235 - Bloco A - Vila Olímpia - São Paulo - SP, and Mrs. Maria Luiza de Oliveira Pinto e Paiva, Brazilian, married, bank employee, bearer of Identity Card RG # 10.787.341 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) 129.079.488-06, resident and domiciled in the city of São Paulo - SP, with offices at Avenida Presidente Juscelino Kubitschek, 2041 and No. 2235 - Bloco A - Vila Olímpia - Sao Paulo - SP. The members of the Corporate Governance and Sustainability Committee herein named said they are not involved in crime provided for in the law that would prevent them from exercising commercial activities, particularly those mentioned in § 1°, of Article 147 of the Corporation Law. Mr. Celso Clemente Giacometti will act as coordinator of this committee;

(a.3)as members of the Risk Committee, an advisory body to the Board of Directors, without decision powers, for a term of office effective until the first meeting of the Board of Directors held after the Annual General Meeting 2015: Mr. José Roberto Mendonça de Barros, Brazilian, married, economist, bearer of Identity Card RG # 2.965.578-X SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”), resident and domiciled in São Paulo - SP, with offices at Avenida Brigadeiro Faria Lima, 1739, 5th floor, São Paulo - SP, Mr. Celso Clemente Giacometti, Brazilian, married, business administrator, bearer of Identity Card RG # 3.179.758- 1 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”)   029.303.408-78, resident and domiciled in the city of São Paulo - SP, with offices at Avenida Vereador José Diniz, No. 3725 – 6th floor, São Paulo - SP, Mr. Conrado Engel, Brazilian, married, banker, bearer of Identity Card RG # 12849016-7 SSP/SC, registered with the Individual Taxpayers’ Roll (“CPF/MF”)   025.984.758-52, resident and domiciled in São Paulo - SP, with offices at Avenida Presidente Juscelino Kubitschek, No. 2041 and 2235 - Bloco A - Vila Olímpia - São Paulo - SP, Mr. Oscar Rodriguez Herrero, Spanish, married, business administrator, bearer of foreigner’s identification card RNE # V485694-0, registered with the Individual Taxpayers’ Roll (“CPF/MF”) 060.185.177-36, resident and domiciled in São Paulo - SP, with offices at Avenida Presidente Juscelino Kubitschek, 2041 and No. 2235 - Bloco A - Vila Olímpia - São Paulo - SP, and Mr. Ronaldo Yassuyuki Morimoto, Brazilian, married, banker, bearer of Identity Card RG # 27.296.905-9 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) 267.678.438-22, resident and domiciled in São Paulo - SP, with offices at Avenida Presidente Juscelino Kubitschek, 2041 and No. 2235 - Bloco A - Vila Olímpia - Sao Paulo - SP. The members of the Risk Committee herein named said they are not involved in crime provided for in the law that would prevent them from exercising commercial activities, particularly those mentioned in § 1°, of Article 147 of the Corporation Law.. Mr. José Roberto Mendonça de Barros will act as coordinator of this committee, and

(b)approved, with the favorable recommendation of the Appointment and Compensation Committeethe remuneration of the members of the Appointment and Compensation, Corporate Governance and Sustainability and Risks Committees,in the individual amount of R$ 12,000.00 (twelve thousand Reais) for each meeting to be held after this date, being stated that shall only be entitled to such remuneration those members who do not hold office in the Company´s Board of Executive Officers or Board of Directors.

CLOSING: There being no further matters to be resolved, the Meeting has been closed and these minutes have been prepared, which were read, approved, and signed by the present Board of Directors´ members and the Secretary. São Paulo, May 28, 2013. Mr. Celso Clemente Giacometti– Chairman of the Company´s Board of Directors;Mr. Marcial Angel Portela Alvarez- Vice-Chairman of the Company´s Board of Directors; and Messrs. Conrado Engel; José Antonio Alvarez Alvarez; José de Paiva Ferreira; José Manuel Tejon Borrajo; José Roberto Mendonça de Barros;  Mrs. Marília Artimonte Rocca and Mrs. Viviane Senna Lalli - Directors. Marco Antônio Martins de Araújo Filho – Secretary.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

_______________________________________

Marco Antônio Martins de Araújo Filho

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: May 28, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer